

Mail Stop 3561

November 5, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Graham Robjohns
Chief Financial Officer
Golar LNG Limited
Par-la-Ville Place, 14 Par-la-Ville Road
Hamilton, HM 08, Bermuda

   Re: Golar LNG Limited
     Form 20-F for the year ended December 31, 2008
     File No. 000-50113

Dear Mr. Robjohns:

   We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the Year End December 31, 2008

Item 3. Key Information

A. Selected Financial Data

(9) Non-GAAP Financial Measures, page 5

1. We note your disclosure here that you have presented Adjusted EBITDA as a performance measure, and reconciled it to net income. Your presentation and reconciliation are not in accordance with Item 10-(e) of Regulation S-X as it excludes items that are not non-recurring in nature from non-GAAP performance measures. Please revise future filings to exclude the presentation of Adjusted EBITDA from your Form 20-F and any other filed documents, as applicable.

B. Liquidity and Capital Resources

Liquidity and Capital Requirements, page 48

2. We note you have presented working capital excluding the liabilities related to mark to market valuations of derivatives because this is how you measure it. This presentation represents a non-GAAP financial measure as defined by Item 10(e) of Regulation S-X. Please remove the presentation as we do not accept non-GAAP financial measures with titles or descriptions the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures (such as working capital). We would not object to the presentation of working capital as defined in the Master Glossary of the ASC accompanied by a discussion of the impact thereon of the liabilities related to the mark to market valuations of derivatives.

3. As a related matter, under GAAP you have a working capital deficit as of December 31, 2008 and June 30, 2009. On an ongoing basis please address the reasons for and potential implications of this condition in your narrative.

Note 11 – Equity in Net Assets of Non-Consolidated Investees, page F-24

4. We note, from your income statement, that the equity in net earnings (losses) of investees was $ (2,406,000) in fiscal 2008. Please provide us with a schedule of this balance by individual investee. In addition, please discuss the consideration you have given to the disclosure requirements of Rule 3-09 of Regulation S-X. Demonstrate, numerically, that no investee meets the significance test with respect to income in fiscal 2008. Your attention is invited to Rule 1-02 (w) (3) of Regulation S-X for guidance.

Mr. Graham Robjohns
Golar LNG LTD
November 5, 2009
Page 3

Note 21 – Other Current Liabilities, page F-30

5. Please explain to us the nature and origin of the deferred drydocking and operating
    cost revenue balances. We assume these balances relate to reimbursements for
    "certain vessel operating and drydocking costs" as described in the first paragraph
    under the caption "Revenue and expense recognition" on page F-10. If our
    assumption is correct, please advise how the reimbursement process works in each of
    these cases in your response in greater detail. In the case of the operating cost
    "reimbursements" please further clarify why recognition of the reimbursement would
    be deferred.

Note 26 – Share Capital and Share Options, page F-41

6. Please tell us how you considered your policy of reducing the exercise price of
    options by the amount of the dividends declared and paid in your financial
    statements, and how your conclusions are consistent with paragraph 718-10-55-44 of
    the ASC. In this regard, we note that the expected dividend yield is zero.

Form 6-K with Second Quarter Results, August 2009

7. We note the disclosure that you did not estimate the fair value of your investments in
    either TORP Technology and OLT–O as you did not identify any events or changes
    in circumstances that would indicate the carrying value of its unlisted investments
    was not recoverable. We also note from your footnote disclosure related to Other
    Non-Current Assets in your Form 20-F that you appear to consider these to be cost-
    method investments. Please explain to us why you have listed a fair value in the table
    presented here as of June 30, 2009, and why the balance has increased.

                                     ****

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief